SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(2)


                          The Carbide/Graphite Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  140777103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.  140777103                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          875,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    875,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            875,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             10.49%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                              HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          875,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    875,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    875,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              10.49%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                               BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 140777103                13D                   Page    of    Pages


-------------------------------------------------------------------------------
Page 3

                                        Schedule 13D Amendment No. 2

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of The Carbide/Graphite Group, Inc. (the "Issuer").

Item 1:  Security and Issuer.

         No Change.

Item 2:  Identify and Background:

            (a)-(f) No change.

Item 3:  Source and Amount of Funds or Other Consideration

         Working capital; see item 4.

Item 4:  Purpose of transaction.

Bear Stearns had acquired the Common Stock of the Carbide/Graphite Group, Inc. in the ordinary course of its business as a broker/dealer in connection with its market making activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such market making activities. As a result of the acquisition of shares through its market making activities, it filed a report on form 13G on February 9, 2001.

         On June 3, 2001, the Issuer publicly announced a financial restructuring and that it had signed an agreement to sell convertible preferred stock to a third-party Questor Partners Fund II, L.P. ("Questor") that would give Questor a controlling interest in the Issuer. Since Bear Stearns acted as financial advisor to the Issuer in this transaction, on June 12, 2001, Bear Stearns filed a report on form 13D.

         On September 5, 2001, the Issuer filed a form 8-K announcing that i) its previously-announced financial restructuring transaction with Questor Management Company LLC and the bank group under its $135 million revolving credit facility ("Bank Group") no longer appeared to be feasible and that the Registrant was continuing to work with Questor and the Bank Group in an attempt to complete an alternate transaction, (ii) the Bank Group has extended until September 7, 2001 the expiration date of a previously issued waiver related to the Registrant's non-compliance with certain financial covenants during its fiscal year ended July 31, 2000 and (iii) the Registrant has been notified by the NASDAQ Stock Market that the price of the Registrant's common stock has fallen below the minimum thresholds required for listing on the NASDAQ National Market System.

         On September 21, 2001, the Issuer publicly announced that it reached a definitive agreement with Questor on a transaction whereby an affiliate of Questor will purchase substantially all of the Issuer's operating assets ans assume substantially all of the Issuer's operating liabilities under a Section 363 asset sale pursuant to the U.S. Bankruptcy Code ("Code"). Furthermore, the Issuer publicly announced that it had filed a petition for protection under Chapter 11 of the Code to allow for the consummation of the comprehensive restructuring and the Questor transaction. The Issuer announced that it is also continuing discussions with the Bank Group to finance the Chapter 11 in contemplation of the transaction with Questor.

         On September 24, 2001, the Nasdaq Stock Market announced that trading was halted in the Issuer pending the receipt of further information requested of the Issuer. According to the announcement, trading will remain halted until the Issuer has fully satisfied Nasdaq's request for additional information.


Item 5:  Interest in Securities of the Issuer (as of 09/06/01)

         (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

         (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

(c)      During the past sixty (60) days, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 6:  Contracts, Arrangements, Understandings or Relationships with Respect
            To Securities of the Issuer.

         No change.

Item 7:  Materials to be Filed as Exhibits.

         Not Applicable

Page 4


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.





                                                     September 27, 2001
                                        ----------------------------------------
                                                         (Date)


                                                           /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Aldo Parcesepe/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I

                           The Carbide/Graphite Group, Inc.

                      Trading from 09/07/2001 through 09/21/2001
                            (Various Firm Accounts)


                              ***** 09/21 *****
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
  2,000- CARBIDE/GRAPHITE GROUP INC     .1000             199.99-
                              ***** 09/20 *****
  3,500  CARBIDE/GRAPHITE GROUP INC     .1200             420.00
  3,300  CARBIDE/GRAPHITE GROUP INC     .1100             363.00
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
  1,500- CARBIDE/GRAPHITE GROUP INC     .1100             164.99-
  1,500- CARBIDE/GRAPHITE GROUP INC     .1200             179.99-
  3,300- CARBIDE/GRAPHITE GROUP INC     .1100             363.00-
  3,500- CARBIDE/GRAPHITE GROUP INC     .1200             420.00-
  4,500- CARBIDE/GRAPHITE GROUP INC     .1200             539.98-
  4,500- CARBIDE/GRAPHITE GROUP INC     .1200             539.98-
  5,500- CARBIDE/GRAPHITE GROUP INC     .1200             659.97-
  8,500- CARBIDE/GRAPHITE GROUP INC     .1200           1,019.96-
 16,700- CARBIDE/GRAPHITE GROUP INC     .1100           1,836.93-
                              ***** 09/19 *****
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1300              64.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1200              59.99-
  1,500- CARBIDE/GRAPHITE GROUP INC     .1300             194.99-
  2,500- CARBIDE/GRAPHITE GROUP INC     .1200             299.99-
  4,500- CARBIDE/GRAPHITE GROUP INC     .1200             539.98-
                              ***** 09/18 *****
  1,425  CARBIDE/GRAPHITE GROUP INC     .1400             199.50
    500- CARBIDE/GRAPHITE GROUP INC     .1300              64.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1300              64.99-
    575- CARBIDE/GRAPHITE GROUP INC     .1300              74.74-
  1,425- CARBIDE/GRAPHITE GROUP INC     .1400             199.49-
  4,800- CARBIDE/GRAPHITE GROUP INC     .1300             623.97-
                              ***** 09/17 *****
    100  CARBIDE/GRAPHITE GROUP INC     .1200              12.00
  1,000  CARBIDE/GRAPHITE GROUP INC     .1400             140.00
  1,900  CARBIDE/GRAPHITE GROUP INC     .1400             266.00
  1,000- CARBIDE/GRAPHITE GROUP INC     .1400             139.99-
  1,900- CARBIDE/GRAPHITE GROUP INC     .1400             265.99-
    100- CARBIDE/GRAPHITE GROUP INC     .1200              11.99-
    100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
    100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
    130- CARBIDE/GRAPHITE GROUP INC     .1300              16.89-
    200- CARBIDE/GRAPHITE GROUP INC     .1100              21.99-
    900- CARBIDE/GRAPHITE GROUP INC     .1300             116.99-
  1,000- CARBIDE/GRAPHITE GROUP INC     .1300             129.99-
  1,400- CARBIDE/GRAPHITE GROUP INC     .1300             181.99-
  2,000- CARBIDE/GRAPHITE GROUP INC     .1300             259.99-
  2,900- CARBIDE/GRAPHITE GROUP INC     .1200             347.98-
  3,900- CARBIDE/GRAPHITE GROUP INC     .1300             506.98-
                               ***** 09/10 *****
  3,000  CARBIDE/GRAPHITE GROUP INC     .1000             300.00
    500- CARBIDE/GRAPHITE GROUP INC     .1100              54.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1100              54.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1300              64.99-
  3,000- CARBIDE/GRAPHITE GROUP INC     .1000             300.00-
  6,500- CARBIDE/GRAPHITE GROUP INC     .1300             844.97-
 17,000- CARBIDE/GRAPHITE GROUP INC     .1000           1,699.94-
                              ***** 09/07 *****
    100  CARBIDE/GRAPHITE GROUP INC     .1200              12.00
    100  CARBIDE/GRAPHITE GROUP INC     .1200              12.00
    100  CARBIDE/GRAPHITE GROUP INC     .1100              11.00
    300  CARBIDE/GRAPHITE GROUP INC     .0900              27.00
    500  CARBIDE/GRAPHITE GROUP INC     .1000              50.00
    500  CARBIDE/GRAPHITE GROUP INC     .1300              65.00
    500  CARBIDE/GRAPHITE GROUP INC     .1200              60.00
    550  CARBIDE/GRAPHITE GROUP INC     .1100              60.50
    925  CARBIDE/GRAPHITE GROUP INC     .1010              93.43
  1,000  CARBIDE/GRAPHITE GROUP INC     .1000             100.00
  1,000  CARBIDE/GRAPHITE GROUP INC     .1000             100.00
  1,000  CARBIDE/GRAPHITE GROUP INC     .1000             100.00
  1,000  CARBIDE/GRAPHITE GROUP INC     .1300             130.00
  1,500  CARBIDE/GRAPHITE GROUP INC     .1000             150.00
  2,900  CARBIDE/GRAPHITE GROUP INC     .1100             319.00
  3,000  CARBIDE/GRAPHITE GROUP INC     .1300             390.00
  3,000  CARBIDE/GRAPHITE GROUP INC     .1300             390.00
  3,700  CARBIDE/GRAPHITE GROUP INC     .1200             444.00
  4,600  CARBIDE/GRAPHITE GROUP INC     .1000             460.00
  4,975  CARBIDE/GRAPHITE GROUP INC     .1000             497.50
  5,000  CARBIDE/GRAPHITE GROUP INC     .1300             650.00
  5,000  CARBIDE/GRAPHITE GROUP INC     .1200             600.00
  5,000  CARBIDE/GRAPHITE GROUP INC     .1100             550.00
  5,000  CARBIDE/GRAPHITE GROUP INC     .1100             550.00
  5,000  CARBIDE/GRAPHITE GROUP INC     .1100             550.00
  8,000  CARBIDE/GRAPHITE GROUP INC     .1200             960.00
    100- CARBIDE/GRAPHITE GROUP INC     .1200              11.99-
    100- CARBIDE/GRAPHITE GROUP INC     .1200              11.99-
    100- CARBIDE/GRAPHITE GROUP INC     .1100              10.99-
  1,000- CARBIDE/GRAPHITE GROUP INC     .1000              99.99-
  1,000- CARBIDE/GRAPHITE GROUP INC     .1000              99.99-
  1,000- CARBIDE/GRAPHITE GROUP INC     .1000              99.99-
  1,000- CARBIDE/GRAPHITE GROUP INC     .1300             129.99-
  1,500- CARBIDE/GRAPHITE GROUP INC     .1000             149.99-
  3,500- CARBIDE/GRAPHITE GROUP INC     .1300             454.98-
  5,200- CARBIDE/GRAPHITE GROUP INC     .1200             623.97-
  8,000- CARBIDE/GRAPHITE GROUP INC     .1200             959.96-
     25- CARBIDE/GRAPHITE GROUP INC     .1000               2.49-
    500- CARBIDE/GRAPHITE GROUP INC     .1500              74.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1300              64.99-
    500- CARBIDE/GRAPHITE GROUP INC     .1300              64.99-
    925- CARBIDE/GRAPHITE GROUP INC     .1010              93.42-
  1,000- CARBIDE/GRAPHITE GROUP INC     .1500             149.99-
  1,100- CARBIDE/GRAPHITE GROUP INC     .1200             131.99-
  1,100- CARBIDE/GRAPHITE GROUP INC     .1200             131.99-
  3,000- CARBIDE/GRAPHITE GROUP INC     .1300             389.98-
  3,000- CARBIDE/GRAPHITE GROUP INC     .1300             389.98-
  3,800- CARBIDE/GRAPHITE GROUP INC     .1200             455.98-
  4,900- CARBIDE/GRAPHITE GROUP INC     .1100             538.98-
  4,975- CARBIDE/GRAPHITE GROUP INC     .1000             497.48-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1000             499.98-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1200             599.98-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1200             599.98-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1100             549.98-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1100             549.98-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1100             549.98-
  5,000- CARBIDE/GRAPHITE GROUP INC     .1200             599.98-


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).